Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the periods indicated (dollars in millions):

	For the year ended September 30,			For the nine months ended September 30,
	2007(a)	2006(a)	2005	2005	2004
			(unaudited)
Income (loss) from operations before income taxes	$86.7	$13.1	$(0.6)	$7.9	$(9.9)

Fixed charges:
Total interest including amortization of debt discount and issue costs and amounts capitalized	88.9	123.7	21.5	15.5	13.4
Rentals	3.0	3.3	—	—	0.1

Total fixed charges	$91.9	$127.0	$21.5	$15.5	$13.5

Earnings(b)	$178.6	$140.1	$20.9	$23.4	$3.6

Ratio of earnings to fixed charges(c)	1.9	1.1	—	1.5	—

(a)	Data for the fiscal years ended September 30, 2007 and 2006 include results from Predecessor Mueller, which was acquired by the Company on October 3, 2005.

(b)	For these ratios, “earnings” represents income or loss before income taxes plus fixed charges and “fixed charges” consist of interest on all indebtedness and a portion of rental expense for operating leases that is representative of interest.

(c)	Due to losses during the year ended September 30, 2005, and the nine months ended September 30, 2004 the ratio coverage for those periods was less than 1.0x. The coverage deficiency was $0.6 million and $9.9 million, respectively, for those periods.